SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                              AMENDED SCHEDULE 13G


                    Under the Securities Exchange Act of 1934

                            VALMONT INDUSTRIES, INC.
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                  920-253-10-1
                                 (CUSIP Number)


The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

         1. Name of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only)

                  Robert B. Daugherty

         2.   Check the Appropriate Box if a Member of a Group

              [  ]  (a)                                   [  ]  (b)

         3.   SEC Use Only

         4.   Citizenship or Place of Organization:  United States

                                            5.  Sole Voting Power

                                                   7,111,568 Shares
              Number of
              Shares                        6.  Shared Voting Power
              Beneficially
              Owned by                             -0- Shares
              Reporting
              Person                        7.  Sole Dispositive Power
              With
                                                   7,111,568 Shares

                                            8.  Shared Dispositive Power

                                                   -0- Shares

         9.   Aggregate Amount Beneficially Owned by Each Reporting Person:

              7,111,568 Shares

         10.  Check Box if Aggregate Amount in Row 11 Excludes Certain
              Shares:  [  ]

         11. Percent of Class Represented by Amount in Row 11: Approximately 29.1% of voting securities.

         12.  Type of Reporting Person:  IN

         The reporting person filed an Amended Schedule 13G dated January 16, 2001. The reporting person's ownership of Valmont common stock existed prior to Valmont's initial public offering. The number of shares owned by the reporting person increased during 2001 on account of the acquisition of shares under a Valmont Stock Plan. The percentage ownership of the reporting person decreased during 2001 on account of stock issuances by Valmont. The reporting person hereby amends Item 4 "Ownership" to report that as of January 1, 2002, the reporting person owned 7,111,568 shares of Valmont common stock, which represented approximately 29.1% of Valmont's outstanding common stock. These shares were owned by the reporting person through MCT Investments Limited Partnership. The ownership of the reporting person does not include 20,000 shares of Valmont common stock which the reporting person has the right to acquire through the exercise of outstanding stock options. At November 1, 2001, Valmont had outstanding 24,471,976 shares of common stock.


         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                January 17, 2002
                                        -------------------------------
                                                     (Date)


                                            /s/ Robert B. Daugherty
                                        -------------------------------
                                        Robert B. Daugherty